                                                                  March 31, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20549

                      Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                                File No. 70-8775

Ladies and Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the order of the Commission dated March 25, 1996, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that:

1) For the period October 1, 1996, through December 31, 1996, Consumer Service Partners, Inc. ("Partners) received no financing from the Columbia Gas System, Inc. ("Columbia") or from any indirect subsidiary of Columbia.

        For the cumulative period ended December 31, 1996, Partners sold and Columbia Energy Services ("CES") purchased, 100 shares of Common Stock ($25 par value) for $1,000,000.

2) For the period October 1, 1996, through December 31, 1996, Partners recorded $186,712 in revenues. Cumulatively through December 31, 1996, Partners recorded $190,709 in revenues. The percentage of revenues attributable to each type of service provided by Partners, and the amount of revenues derived from customers residing in the states in which the Columbia Gas Distribution Companies operate in relation to Partners total revenues are illustrated below.
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
                                           4th Quarter              Cumulative
                                           -----------              ----------
        Sales by Activity
----------------------------------
Payment Partner - KY                    $2,132       1.14%      $2,547       1.34%
Payment Partner - OH                    $7,114       3.81%      $7,776       4.08%
Appliance Partner - OH                  $7,290       3.90%      $8,003       4.20%
Appliance Partner - PA                     $56       0.03%         $56       0.03%
Gas Line Warranty - OH                 $86,873      46.53%     $89,080      46.71%
Gas Line Warranty - PA                    $488       0.26%        $488       0.26%
Furnace Filter - FL                        $60       0.03%         $60       0.03%
Furnace Filter - KY                     $3,057       1.64%      $3,057       1.59%
Furnace Filter - OH                    $79,522      42.59%     $79,522      41.70%
Furnace Filter - PA                       $120       0.07%        $120       0.06%
                                      --------     -------    --------       -----
     Gross Sales                      $186,712     100.00%    $190,709        100%


                                           4th Quarter               Cumulative
                                           -----------               ----------
           Sales by State
------------------------------------
Florida                                    $60       0.03%         $60       0.03%
Kentucky                                $5,189       2.78%      $5,605       2.94%
Ohio                                  $180,800      96.83%    $184,381       96.68%
Pennsylvania                              $663       0.36%        $663       0.35%
                                      --------     -------    --------     -------
     Gross Sales                      $186,712     100.00%    $190,709     100.00%


3) For the period October 1, 1996, through December 31, 1996, and cumulatively through December 31, 1996, Partners reimbursed Columbia's LDC subsidiaries for labor costs that were incurred on the behalf of Partners.


                Statement of Services Provided by Columbia LDC's


                                        4th Quarter                  Cumulative
                                        -----------                  ----------
       Columbia Kentucky - Labor      $-0-            0%         $658          6.1%
       Columbia Ohio - Labor          $2,725        100%      $10,065         93.9%
                                      ------        ----      -------         -----
            Total                     $2,725        100%      $10,723          100%




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                  Statement of Services Reimbursed by Partners

                                        4th Quarter                  Cumulative
                                        -----------                  ----------
        Columbia Kentucky - Labor*      $658         25.2%         $658      6.6%
        Columbia Ohio - Labor*        $1,950         74.8%       $9,290     93.4%
                                      ------         -----       ------     -----
             Total                    $2,608          100%       $9,948      100%


* Difference between cost of services provided and the amount reimbursed is timing only. Columbia Kentucky and Columbia Ohio were reimbursed in the first quarter of 1997 for the difference which is beyond the time period applicable to this filing.


4) No state commission orders or post transaction audit documents pertaining to affiliate service arrangements or affiliate transactions between Columbia LDC's and Partners were issued during the October 1, 1996, through December 31, 1996, reporting period.


                               Very Truly yours,

                               COLUMBIA ENERGY SERVICES CORPORATION


                               By:    //s//J. W. Trost
                                   ----------------------------------------
                                      J. W. Trost, Vice President